Exhibit 99.1

BIOTIE THERAPIES CORP. STOCK EXCHANGE RELEASE 16 June 2015 at 10.00 a.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company” or “Biotie”) has received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from UCB S.A. (“UCB”).

The notification refers to the underwriting agreement to which UCB is a party and which has been entered into in relation to the U.S. public offering of American Depositary Shares representing the Company’s shares (the “U.S. Offering”), as announced by the Company.

According to the notification, the consummation of the U.S. Offering in accordance with the said underwriting agreement would lead to the number of shares in the Company held by UCB being reduced by 41,566,640 shares. As a consequence, UCB would then be holding 70 shares, which is less than 5 per cent of all the shares and votes in the Company.

On the date of this release, the number of shares in Biotie amounts to 455,968,174, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 16, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com